FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2024

 Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

 28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated November 28, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 27 August 2024 (official registry number 2371) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 21 and 27 November 2024 (both inclusive).

The cash amount of the shares purchased to 27 November 2024 as a result of the execution of the Buy-back Programme amounts to 1,384,733,007 Euros, which represents approximately 90.8% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
21/11/2024	SAN	Purchase	XMAD	1,059,577	4.4717
21/11/2024	SAN	Purchase	CEUX	175,112	4.4698
21/11/2024	SAN	Purchase	TQEX	19,508	4.4841
21/11/2024	SAN	Purchase	AQEU	95,803	4.4762
22/11/2024	SAN	Purchase	XMAD	7,349,754	4.3827
22/11/2024	SAN	Purchase	CEUX	3,391,709	4.3594
22/11/2024	SAN	Purchase	TQEX	426,307	4.3593
22/11/2024	SAN	Purchase	AQEU	732,230	4.3461
25/11/2024	SAN	Purchase	XMAD	1,981,857	4.4164
25/11/2024	SAN	Purchase	CEUX	896,725	4.4256
25/11/2024	SAN	Purchase	TQEX	173,207	4.4128
25/11/2024	SAN	Purchase	AQEU	648,211	4.4264
26/11/2024	SAN	Purchase	XMAD	5,099,754	4.3992
26/11/2024	SAN	Purchase	CEUX	1,678,507	4.3969
26/11/2024	SAN	Purchase	TQEX	464,269	4.3791
26/11/2024	SAN	Purchase	AQEU	757,470	4.3917
27/11/2024	SAN	Purchase	XMAD	7,299,558	4.3668
27/11/2024	SAN	Purchase	CEUX	1,928,890	4.3546
27/11/2024	SAN	Purchase	TQEX	261,530	4.3552
27/11/2024	SAN	Purchase	AQEU	710,022	4.3537
			TOTAL	35,150,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 28 November 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 21/11/2024 and 27/11/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-21-nov-a-27-nov-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 29, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance